SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

Landmark Systems Corporation

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

51506S100

(CUSIP Number)

Derek Eckelman, Esq.
Senior Corporate Counsel
Allen Systems Group, Inc.
1333 Third Avenue South
Naples, Florida 34102
(800) 932-5536

Copy to:

Robert E. McLaughlin, Esq.
Steptoe & Johnson LLP
1330 Connecticut Avenue, N.W.
Washington, D.C. 20036
Telephone: (202) 429-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

December 6, 2001

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

ASG Sub, Inc.
Allen Systems Group, Inc.
Arthur L. Allen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [_]

3	SEC USE ONLY

4	SOURCE OF FUNDS

SC, WC and PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ASG Sub, Inc. – Virginia
Allen Systems Group, Inc. – Delaware
Arthur L. Allen – USA

	7	SOLE VOTING POWER
		ASG Sub, Inc	0
		Allen Systems Group, Inc	0
NUMBER OF		Arthur L. Allen	0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		ASG Sub, Inc	5,546,161
EACH		Allen Systems Group, Inc	5,546,161
REPORTING		Arthur L. Allen	5,546,161
PERSON
WITH	9	SOLE DISPOSITIVE POWER
		ASG Sub, Inc	0
		Allen Systems Group, Inc	0
		Arthur L. Allen	0

	10	SHARED DISPOSITIVE POWER
		ASG Sub, Inc	0
		Allen Systems Group, Inc	0
		Arthur L. Allen	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

ASG Sub, Inc.	5,546,161
Allen Systems Group, Inc.	5,546,161
Arthur L. Allen	5,546,161

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[_]

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

ASG Sub, Inc.	44.4%
Allen Systems Group, Inc.	44.4%
Arthur L. Allen	44.4%

14	TYPE OF REPORTING PERSON

Allen Systems Group, Inc.	CO
ASG Sub, Inc.	CO
Arthur L. Allen	IN

ITEM 1. SECURITY AND ISSUER.

      This Statement relates to the common stock, par value $.01 per share (the “Common Stock”), of Landmark Systems Corporation, a Virginia corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 12700 Sunrise Valley Drive, Reston, Virginia 20191-5804.

ITEM 2. IDENTITY AND BACKGROUND.

      (a) This statement is filed by ASG Sub, Inc., a Virginia corporation (“ASG Sub”), Allen Systems Group, Inc., a Delaware corporation (“ASG”) and Arthur L. Allen. ASG Sub is a wholly owned subsidiary of ASG. Arthur L. Allen is the founder, Chief Executive Officer, President, Treasurer, sole director and sole shareholder of ASG. Set forth on Schedule A is the name of each of the directors and executive officers of ASG Sub and ASG and the present principal occupation or employment of each such person.

      (b) The business address of the principal office of ASG Sub, ASG and Arthur L. Allen is 1333 Third Avenue South, Naples, Florida 34102.

      (c) ASG Sub is a newly formed corporation organized by ASG solely for the purpose of merging with the Issuer. ASG Sub is engaged in no other business. ASG Sub is a wholly owned subsidiary of ASG, which is a privately-held global enterprise software and professional services firm that provides Global 5000 companies with a full range of applications management, operations management, and information management services, including business re-engineering, systems integration, and systems development.

      (d) To the knowledge of the undersigned, during the last five years, neither ASG Sub, ASG, Arthur L. Allen, nor any other person named on Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) To the knowledge of the undersigned, during the last five years, neither ASG Sub, ASG, Arthur L. Allen nor any other person named on Schedule A hereto has been a party to a civil proceeding of a judicial or administrative body and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Arthur L. Allen and each of the other individuals identified on Schedule A is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On December 6, 2001, ASG, ASG Sub and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which ASG Sub would merge with and into the Issuer. Under the terms of the Merger Agreement, which is subject to certain conditions including the approval of the holders of two-thirds of the Issuer’s issued and outstanding Common Stock, each share of the Issuer’s Common Stock that is issued and outstanding immediately prior to the effective time of the merger, excluding shares owned by the Issuer, ASG, or any subsidiary of the Issuer or ASG, will be converted into the right to receive $4.75 per share in cash, without interest.

     On December 6, 2001, ASG and ASG Sub also entered into separate Principal Share Purchase and Voting Agreements with Patrick H. McGettigan, Chairman of the Board of the Issuer, and Katherine K. Clark, Chief Executive Officer and a director of the Issuer, respectively (the “Purchase Agreements”), pursuant to which ASG has agreed to buy, and Mr. McGettigan and Ms. Clark have agreed to sell, immediately prior to the conversion of the Issuer’s Common Stock at the effective time of the merger, all of the shares of the Issuer’s Common Stock owned by them (an aggregate of 5,546,161 shares or approximately 44.4 percent of the Issuer’s issued and outstanding shares) in exchange for $4.75 per share payable in semi-annual installments equal to 5.59% and 9.41%, respectively, of the cash received by ASG and its affiliates including the Issuer after the merger from the Issuer’s products (exclusive of professional service fees). The consideration payable to Ms. Clark and Mr. McGettigan will accrue interest at the rate of 13% per annum on the unpaid balance, compounded semi-annually and will be reduced by amounts payable under notes previously issued by each of Mr. McGettigan and Ms. Clark, as the case may be, to the Issuer in the principal amount of $500,000 plus accrued and unpaid interest. ASG’s obligations to pay these amounts are unsecured; however, pursuant to a Guarantee and Promise to Pay in favor of each of Mr. McGettigan and Ms. Clark, respectively (the “Guarantees”), Arthur L. Allen, the sole stockholder of ASG, has guaranteed payment within five years of closing of all amounts due to be paid to Mr. McGettigan and Ms. Clark pursuant to the Purchase Agreements, and has guaranteed certain specified minimum annual amounts. The Guarantees from Mr. Allen are also unsecured, although Mr. Allen has agreed to make efforts to pledge 5,000,000 shares of common stock of e-Security, Inc. owned by him as personal security for the guarantee to Mr. McGettigan.

     Mr. McGettigan and Ms. Clark have also agreed to vote all their shares of the Issuer’s Common Stock to approve the Merger Agreement and the merger. In addition, they have executed and delivered to Arthur L. Allen and certain other affiliates of ASG irrevocable proxies (the “Proxies”) in respect of the shares owned by them which entitles Mr. Allen and/or the other ASG affiliates to vote their shares (i) to approve the Merger Agreement and the merger, (ii) in favor of any matter which would likely facilitate the merger, (iii) against approval of any proposal relating to the acquisition of 10% or more of the issued and outstanding shares of the Issuer’s Common Stock, other than as contemplated by the Merger Agreement and (iv) against any proposal or action which could prohibit or discourage the merger at any meeting of the Issuer’s stockholders. The merger is also subject to other conditions, including performance by the parties to the Merger Agreement of all material covenants and obligations required to be performed at or prior to the effective time of the merger.

     An aggregate of approximately $26,344,000, plus interest on the unpaid balance due, will be required for the purchase of the shares of the Issuer owned by Mr. McGettigan and Ms. Clark. These funds are expected to come from ASG’s and the Issuer’s cash flows from operations following the merger of ASG Sub into the Issuer. In addition, an aggregate of approximately $33,000,000, exclusive of payments by the Issuer for outstanding stock options and other expenses relating to the merger, will be required to pay for the shares of the Issuer which are to be acquired in the merger from all of the shareholders of the Issuer other than Mr. McGettigan and Ms. Clark. Approximately $25.5 million of these funds are expected to come from the Issuer’s cash balances at the effective time of the merger and the balance of the funds required are expected to come from ASG’s cash balances at the effective time of the merger. It is not anticipated that ASG will be required to borrow any of the consideration necessary to effect either the purchase of the shares from Mr. McGettigan and Ms. Clark or the merger.

      In the merger, each outstanding share of Common Stock that is owned by ASG, ASG Sub or the Issuer will be cancelled, and each outstanding share of Common Stock that is not owned by ASG, ASG Sub or the Issuer will be converted into the right to receive $4.75 in cash, without interest, and the Issuer will become a wholly owned subsidiary of ASG (the “Surviving Corporation”).

ITEM 4. PURPOSE OF TRANSACTION.

      (a)-(j) The response to Item 3 is hereby incorporated by reference.

      The Merger Agreement provides that as a condition to ASG and ASG Sub’s obligation to effect the merger, each officer and director of the Issuer and its subsidiaries shall have resigned from such position, effective as of the effective time of the merger. Under the terms of the Merger Agreement, the directors and officers of ASG Sub immediately prior to the effective time of the merger will become the officers and directors of the Surviving Corporation. ASG, as the sole shareholder of the Surviving Corporation, will then be entitled to elect such persons and such number of directors to the Board of Directors of the Surviving Corporation as it chooses in its sole discretion. The Merger Agreement provides that the articles of incorporation and bylaws of the Surviving Corporation will be the articles of incorporation and bylaws of the Issuer.

      The Surviving Corporation’s management will review proposals or may propose the acquisition or disposition of assets or other changes in the Surviving Corporation’s business, corporate structure, capitalization, management or dividend policy, including changes in the Surviving Corporation’s articles of incorporation or bylaws, that it considers to be in the best interests of the Surviving Corporation and its shareholder, ASG. Management of the Surviving Corporation may, from time to time, evaluate and review the Surviving Corporation’s businesses, operations and properties and make such changes as are deemed appropriate including changes in the Surviving Corporation’s articles of incorporation or bylaws, or the transfer of all or part of the Surviving Corporation’s assets or business to ASG.

      ASG intends to initiate the termination of the registration of the Common Stock under the Securities Exchange Act of 1934 (the “Exchange Act”) promptly following consummation of the merger. At such time, the Common Stock will no longer be quoted on the Nasdaq National Market and there will be no public market for the Common Stock.

     Upon consummation of the merger, the Issuer will be solely owned and controlled by ASG and the Issuer’s existing stockholders will hold no equity interest in the Issuer. After the merger, the Issuer may be merged with and into another affiliate of ASG.

      Prior to the merger, ASG or ASG Sub may from time to time purchase shares of Common Stock in the market or through private transactions.

      The preceding description of the Merger Agreement, the Purchase Agreements, the Proxies and the Guarantees is qualified in the entirety by reference to the full text of the Agreement and Plan of Merger dated as of December 6, 2001 by and among ASG, ASG Sub and the Issuer, the Clark Principal Share Purchase and Voting Agreement dated as of December 6, 2001 by and among ASG, ASG Sub and Katherine K. Clark, the McGettigan Principal Share Purchase and Voting Agreement dated as of December 6, 2001 by and among ASG, ASG Sub and Patrick H. McGettigan, the Form of Guarantee and Promise to Pay in favor of Katherine K. Clark, the Form of Guarantee and Promise to Pay in favor of Patrick H. McGettigan, the Irrevocable Proxy dated as of December 6, 2001 by Katherine K. Clark and the Irrevocable Proxy dated as of December 6, 2001 by Patrick H. McGettigan, copies of which are attached hereto as Exhibits.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a)-(b) As of the date hereof, ASG and ASG Sub may be deemed to beneficially own and share with Ms. Clark the power to vote 2,092,661 shares of Common Stock owned by Ms. Clark, and share with Mr. McGettigan the power to vote 3,453,500 shares of Common Stock owned by Mr. McGettigan, which shares in the aggregate represent approximately 44.4% of the Issuer’s outstanding shares of Common Stock. These same shares may also be deemed to be owned beneficially by Arthur L. Allen by virtue of his respective direct and indirect 100% ownership of ASG and ASG Sub. Arthur L. Allen and two employees of ASG have the power to vote such shares in favor of the Merger Agreement and against any competing takeover proposals pursuant to the Proxies granted to such individuals by each of Mr. McGettigan and Ms. Clark under the terms of the Purchase Agreements.

      (c) Except as otherwise set forth herein, to the knowledge of the undersigned, ASG Sub, ASG, Arthur L. Allen and the other persons listed on Schedule A have not effected any transactions in the shares of Common Stock during the past 60 days.

      (d) Mr. McGettigan and Ms. Clark have the sole right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the portion of the 5,546,161 shares of Common Stock owned by each of them respectively.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Other than as described in response to Items 3 and 4 with respect to the Merger Agreement, the Purchase Agreements, the Guarantees and the Proxies, to the knowledge of the undersigned, ASG Sub, ASG, Arthur L. Allen and the other persons named on Schedule A are not parties to any contract, arrangement, understanding or relationship of the type specified by this Item 6 with respect to any equity securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      The following documents are filed as exhibits:

1.	Agreement and Plan of Merger dated as of December 6, 2001 by and among ASG, ASG Sub and the Issuer.

2.	Clark Principal Share Purchase and Voting Agreement dated as of December 6, 2001 by and among ASG, ASG Sub, and Katherine K. Clark.

3.	McGettigan Principal Share Purchase and Voting Agreement dated as of December 6, 2001 by and among ASG, ASG Sub, and Patrick H. McGettigan.

4.	Form of Guarantee in favor of Katherine K. Clark

5.	Form of Guarantee in favor of Patrick H. McGettigan

6.	Irrevocable Proxy dated as of December 6, 2001 by Katherine K. Clark

7.	Irrevocable Proxy dated as of December 6, 2001 by Patrick H. McGettigan

The agreement of the parties pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act is included under the heading “Signatures” below.

SIGNATURES

      After reasonable inquiry and to the best knowledge and belief of and on behalf of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct and the undersigned each agree that this Schedule 13D is filed on behalf of each of them.

Date:	December 17, 2000
/S/ Arthur L. Allen
Arthur L. Allen

ASG Sub, Inc.

		By:	/S/ Arthur L. Allen
Arthur L. Allen
President

Allen Systems Group, Inc.

		By:	/S/ Arthur L. Allen
Arthur L. Allen
President

EXHIBIT INDEX

Exhibit No.	Description

1.	Agreement and Plan of Merger dated as of December 6, 2001 by and among ASG, ASG Sub and the Issuer.

2.	Clark Principal Share Purchase and Voting Agreement dated as of December 6, 2001 by and among ASG, ASG Sub, and Katherine K. Clark.

3.	McGettigan Principal Share Purchase and Voting Agreement dated as of December 6, 2001 by and among ASG, ASG Sub, and Patrick H. McGettigan.

4.	Form of Guarantee in favor of Katherine K. Clark

5.	Form of Guarantee in favor of Patrick H. McGettigan

6.	Irrevocable Proxy dated as of December 6, 2001 by Katherine K. Clark

7.	Irrevocable Proxy dated as of December 6, 2001 by Patrick H. McGettigan

Schedule A
__________

DIRECTORS AND EXECUTIVE OFFICERS OF
ASG SUB, INC. AND ALLEN SYSTEMS GROUP, INC.

Name and Present Principal Occupation Including Name of Employer:

Arthur L. Allen
Chief Executive Officer, President, Treasurer and Sole Director
Allen Systems Group, Inc.
1333 Third Avenue South
Naples, Florida 34102

Patricia Morton
Secretary and General Counsel
Allen Systems Group, Inc.
1333 Third Avenue South
Naples, Florida 34102

Arthur L. Allen
President, Treasurer, Secretary and Sole Director
ASG Sub, Inc.
1333 Third Avenue South
Naples, Florida 34102